Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EVANS ENVIRONMENTAL CORPORATION
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EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER

99 SOUTHEAST FIFTH STREET, FOURTH FLOOR, MIAMI, FLORIDA 33131
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES

(305) 374-8300
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ISSUER'S TELEPHONE NUMBER INCLUDING AREA CODE

I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security  COMMON STOCK - PAR VALUE $0.012

2. Number of shares outstanding before the change 17,842,060 - PAR VALUE $0.003

3. Number of shares outstanding after the change   4,460,515 - PAR VALUE $0.012

4. Effective date of change  JANUARY 2, 1996

5. Method of change REVERSE SPLIT
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction  1:4 REVERSE SPLIT

II. Change in Name of Issuer

1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required

JANUARY 2, 1996
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DATE

/s/ SCOTT E. SALPETER,  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
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    OFFICER'S SIGNATURE AND TITLE